Exhibit 12.1

DDR Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2016	2017
Pretax income (loss) from continuing operations	$35,166	$24,571	$26,022	$(64,024)	$62,980	$87,944	$(23,454)

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$236,716	$242,614	$255,744	$248,399	$220,648	$113,856	$101,611
Appropriate portion of rentals representative of the interest factor	1,405	1,338	1,278	1,151	943	578	330

Total fixed charges	$238,121	$243,952	$257,022	$249,550	$221,591	$114,434	$101,941

Capitalized interest during the period	(13,327)	(8,789)	(8,678)	(6,672)	(3,059)	(1,947)	(876)
Amortization of capitalized interest during the period	8,722	9,015	9,304	9,526	9,628	4,795	4,829
Equity Company Adjustments	(35,250)	(6,819)	(10,989)	3,135	(15,699)	(15,538)	2,382
Equity Company Adjustments Distributed Income	13,165	15,116	10,749	8,382	8,210	3,779	3,446

Earnings before income taxes and fixed charges	$246,597	$277,046	$283,430	$199,897	$283,651	$193,467	$88,268

Ratio of earnings to fixed charges	1.0	1.1	1.1	(a )	1.3	1.7	(b )

(a)	Due to the pretax loss from continuing operations for the year ended December 31, 2015, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $49.7 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the year ended December 31, 2015 includes consolidated impairment charges of $279.0 million and impairment charges of joint venture investments of $1.9 million, which together aggregated $280.9 million that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2016.
(b)	Due to the pretax loss from continuing operations for the six-months ended June 30, 2017, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $13.7 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the six-months ended June 30, 2017, includes consolidated impairment charges of $50.1 million and a reserve of preferred equity interests of $76.0 million, which together aggregated $126.1 million that are discussed in our Quarterly Report on Form 10-Q for the six months ended June 30, 2017.